SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                  Vengold Inc.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    92267K100
                                -----------------
                                 (CUSIP Number)


                                  June 30, 1998
                        ---------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         |_|  Rule 13d-1(b)
                         |X|  Rule 13d-1(c)
                         |_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                    ------------------
CUSIP No.      92267K100                 13G                  Page 2  of 6 Pages
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Royal Canadian Equity Fund
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)|_|
                                                             (b)|_|
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         The jurisdiction of organization is Canada
--------------------------------------------------------------------------------
                  5.      SOLE VOTING POWER

                 ---------------------------------------------------------------
NUMBER OF         6.      SHARED VOTING POWER
SHARES                    9,000,000
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY          7.      SOLE DISPOSITIVE POWER
EACH
REPORTING        ---------------------------------------------------------------
PERSON WITH       8.      SHARED DISPOSITIVE POWER
                          9,000,000

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         9,000,000
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                               |_|


--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.3%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------

              * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)  Name of Issuer:
           Vengold Inc.


Item 1(b)  Address of Issuer's Principal Executive Offices:

           Vengold Inc.
           1688, 200 Burrard St.
           Vancouver, British Columbia
           Canada V6C 3LG
           (604) 664-7050

Item 2(a)  Name of Person Filing:

           Royal Canadian Equity Fund

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           Royal Canadian Equity Fund
           c/o The Royal Trust Company
           Royal Trust Tower, P.O. Box 7500, Station A
           77 King Street West, 6th Floor
           Toronto, Ontario  M5W 1P9


Item 2(c)  Citizenship:
           Canada


Item 2(d)  Title of Class of Securities:
           Common Stock


Item 2(e)  CUSIP Number:
           92267K100

Item 3.  If this statement is filed pursuant to Sections
         240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

         (b) |_| Bank as defined in Section 3(a)(6) of the Act
                 (15 U.S.C. 78c).

         (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c).

         (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.8a-8).

         (e) |_| An Investment Adviser in accordance with
                 Section 240.13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Section 240.13d-1(c), Check this box |X|;

Item 4.  Ownership.

         (a) Amount beneficially owned:

            9,000,000

         (b) Percent of class:

            6.3%

         (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

               (ii)  Shared power to vote or to direct the vote
                     9,000,000

               (iii) Sole power to dispose or to direct the
                     disposition of

               (iv)  Shared power to dispose or to direct the
                     disposition of
                     9,000,000

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

     The Royal Trust Company, as trustee, has appointed Royal Mutual Funds Inc. as manager of the Royal Canadian Equity Fund ("Fund"), which in turn has delegated its management duties to Royal Bank Investment Management Inc. ("RBIM").

     Accounts with respect to the Fund managed on a discretionary basis by RBIM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company.

      N/A


Item 8.  Identification and Classification of Members of the Group.

      N/A


Item 9.  Notice of Dissolution of Group.

      N/A


Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Thursday July 16, 1998
                               -----------------------------------------
                                         (Date)


                                    /s/ Marion Kirsh
                               -----------------------------------------
                                       (Signature)


                              Vice President & Chief Financial Officer,
                              The Royal Trust Company, as trustee
                              -----------------------------------------
                                      (Name/Title)